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eNERGY

As the race for processing power for Artificial intelligence (AI) grows, so does the demand for new energy solutions. Building on innovations developed for the Department of Defense to help America outpace China, eNERGY, Inc. offers a range of products that generate and store power-on-demand� ...

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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

eNERGY Reg CF Campaign
Great for
outdoors
& emergenices

Raised	Days Left
$0	84





Launch — $9,999.90 Min — $999,999.90 Max

Overview | Team | About | Communication Channel | Updates

Business Description

Overview:

Wireless electrical Grids of LAN, eNERGY Inc ("eNERGY Inc") is revolutionizing how we 1) Create and 2) Store renewable electrical power with groundbreaking technologies designed to meet both every day, off-grid and/or disaster response needs. Building on innovations developed for the Department of Defense (DoD), eNERGY offers a range of products that create and store electrical power using a simple yet effective solutions like:

1. Saltwater
2. Solar
3. Motion

These innovative devices are engineered for rapid deployment and reliable performance, making them indispensable in a variety of scenarios—from outdoor adventures and off-grid living to emergency situations and power outages.





Figure 1: Modular SWPG created for DoD to recharge up to 1 kilowatt solar batteries. These units are stackable and can be used directly power devices to recharge external batteries.

How eNERGY Creates & Stores Power:

eNERGY transforms the way power is created by utilizing its patented technologies to generate and store electrical energy efficiently. By harnessing the simplicity of salt + water chemical reactions, solar power and/or motion as energy, eNERGY devices provide a reliable source of power without the need for traditional electrical infrastructure (read as when the Power Grid is down). These cutting-edge approaches allow eNERGY products, such as portable water bottles and robust power generation, to deliver power on-demand in a variety of settings—from remote camping trips to real-world emergency situations.

Problem

Limited Battery Technologies can't keep up with IoT

The planet's weather is changing. And, Internet of Things (IoT) devices now operate 24/7, mainly operated by batteries. And when those batteries die, life is interrupted. And in the worst case scenarios...people die when the power goes out!

The latest innovations in power creation technology has limited autonomy, long recharge-times, high costs, very harsh environmental impacts and risks of very dangerous accidents. All of these risk can restrain electrical power and potential to fully implement IoT into our lives.

So here's the main question: **What will you use for electrical power when the grid goes down; due to storms, conflict, cyberattack or other reasons?**

Solution

Revolutionizing how we power our future

eNERGY addresses the critical challenges of limited power technologies that struggle to keep pace with the growing demands of IoT devices. eNERGY's innovative approaches overcome these limitations by leveraging renewable eNERGY solutions from, high-performance energy sources. The technology enables devices to recharge efficiently without relying on conventional power grids or frequent battery replacements. By integrating these solutions into portable and stationary formats, such as the 6V (Volt) eNERGY Water Bottle and 12V Modular cases, the company ensures that users have access to a dependable power source whenever and wherever it is needed.

Security Type:

Equity Security

Price Per Share

$0.15

Shares For Sale

6,666,666

Post Money Valuation:

15,999,999.90

Investment Bonuses!

Time-Based Incentives:

Prior Investors, Friends and Family Early Bird Bonus:

– Invest within the first 7 days after the campaign launches and receive a 15% discount on the share price.

Super Early Bird Bonus:

– Invest within the first two-weeks after the campaign launches and receive a 12.5% discount on the share price.

Early Bird Bonus:

– Invest within the first three-weeks after the campaign launches and receive a 10% discount on the share price.

Amount-Based Incentives:

Invest $500+: Level I – eNERGY Bronze

– Become part of the eNERGY Investors Club* + Exclusive eNERGY Hat* + 3% bonus shares*

Invest $1,000+: Level II – eNERGY Silver

– Become part of the eNERGY Investors Club* + Receive an exclusive eNERGY Hat* + 5% bonus shares*

Invest $2,500+: Level III – eNERGY Gold

– Become part of the eNERGY Investors Club* + Receive an exclusive eNERGY Shirt* + eNERGY Hat* + 10% bonus shares*

Invest $5,000+: Level IV – eNERGY Platinum

Products:

1. The Water Bottle:

The eNERGY Water Bottle is a cutting-edge solution for powering your devices in any situation where traditional electricity is unavailable. Designed with practicality and efficiency in mind, this innovative product functions as both a water bottle and a reliable power source. Utilizing eNERGY's advanced saltwater + solar technologies, three versions of the bottle can recharge a cellphone up to 50 times before the salt water needs replenishing. More impressive, the Water Bottles store the energy in 5000-10,000 milliamp hour (mAh) powerbanks. This dual-purpose design makes it an ideal companion for hiking, camping, and off-grid living, providing clean, portable energy when you need it most.



Figure 2: Welcome to the future of immediate renewable eNERGY. As simple as, just add water!











Figure 4: Easy to use.

Figure 3: Top is a removable powerbank.

2. The SWPG Case:

On the other hand, the SWPG case represents a more modular and higher power solutions for larger energy needs. Modeled after a successful military-grade generator, the SWPG case has been adapted for broader use while retaining its robust capabilities. This device is engineered to deliver substantial 12-24V of power over 5-days using minimal resources, making it invaluable during extended power outages or in emergency situations. Rigorously tested in some of the harshest environments by DoD, the SWPG case ensures dependable performance and durability, making it a critical tool for both disaster preparedness and everyday backup power needs. The SWPG recharges solar batteries without the need for solar panels; demonstrated up to 10 kilowatt hours. Able to recharge considerably more...just add another case for more output.

Invest $5,000+: Level IV – eNERGY Platinum

– Become part of the eNERGY Investors Club* + Receive an exclusive eNERGY Shirt* + eNERGY Hat* + 15% bonus shares* + exclusive early access to WiGL enabled products*

Invest $50,000+: Executive Level – eNERGY Angel

– Become part of the eNERGY Investors Club* + Receive an exclusive eNERGY "Angels" Shirt* + eNERGY Hat* + 30% bonus shares* + exclusive early access to eNERGY enabled products*

*All perks occur when the offering is completed.

**Investors can only receive one (1) time-based incentive and one (1) amount-based incentive per investment.

***In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

****Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

April 1, 2025

Minimum Investment Amount:

$249.90

Target Offering Range:

$9,999.90-$999,999.90

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission





3. Motion as eNERGY:

We all move. eNERGY is working to make energy that is created when we move a power source to recharge IoT devices. In 2023, the company was selected by the US Air Force to capture vibrational energy on aircrafts to power and recharge sensors.


End Device
Sensor Node #n
Router
Network Coordinator
Sensor Node #1
External Impact
Passive Sensing
Safe
Alert
Damaged
Impact Detection

Figure 5: eNERGY is hard at work revolutionizing the creation and store of electrical power.

Look for eNERGY products such as clothing...coming soon!

Business Model

B2C & B2B Licensing model

We plan to generate revenue through the several pillars:

1. **Direct equipment sales** range from $10 to $2,500. eNERGY also plans to sell other products like smart clothing, eNERGY Swag, eNERGY drinks and other promotional novelties.
2. **Patent licensing** integrates eNERGY into chargeable products with non-exclusive models. Like our hardware approach, the goal is to offer eNERGY's intellectual property (IP) at a very low introductory price to aid in our long-term strategy of name dominance for renewable off-grid power.

Market Projection

Large Market Potential!

In the Market section of the page, can we replace the stat with this one: Valued at $10.9 billion in 2020, it's expected to grow to $27.5 billion by 2030, with a CAGR of 10.4% from 2021 to 2030 (Global Newswire**).** This growth is driven by the increasing demand for compact electronics with rechargeable batteries and the continued limitations of smartphone battery capacity. As electronic devices become more power-hungry and consumers engage more in outdoor activities, the need for reliable portable chargers grows.

The popularity of eco-friendly, solar-powered chargers is on the rise. Growing environmental awareness and the desire for sustainable energy solutions are pushing consumers towards renewable options. **Recent advancements in solar technology, such as higher efficiency, lightweight designs, and enhanced durability, are making these chargers more practical and appealing.** These innovations not only support outdoor, and travel needs but also align with the broader trend of adopting greener technologies.

Competition

eNERGY Inc. Distinguishes Itself in the Market

Most large competitors in the portable charger market primarily focus on traditional charging solutions. Their solutions typically rely on conventional battery technologies that must be recharged via AC or DC and do not emphasize renewable energy sources. In contrast, smaller competitors that specialize in portable chargers with renewable energy sources offer products that harness solar or other renewable energy to power devices. **However, it can take up to 8 hours to build up enough energy to recharge devices like smartphones. Some of the key competitors to eNERGY include Xtorm, Dark Energy, BioLite, and Goal Zero.**

However, eNERGY distinguishes itself in the renewable energy market with its innovative saltwater, solar, and/or kinetic energy solutions, which offer several distinct advantages. **Unlike traditional or even some renewable chargers, the eNERGY solutions create immediate power.** This technology provides unique solutions that are fast, modular, stackable, sustainable, and user-friendly.

With a substantial 500 ->12,000 mAh onboard power bank capacity, **the eNERGY solutions offer significant power storage, allowing users to charge multiple devices on a single charge while on the move.** Additionally, eNERGY's products offer compact sizes that enhance portability, making them convenient options for travelers and outdoor enthusiasts. This combination of a novel energy source, high capacity, and portability sets eNERGY apart from both traditional and renewable-focused competitors, providing a compelling alternative in the growing portable charger market.

Traction & Customers

eNERGY is Making Significant Strides in Product Development

eNERGY has made significant strides in advancing the technologies and gain traction in the market. The company has successfully completed the initial prototyping phases for both the eNERGY Water Bottle and SWPG case, with promising results. The water bottle prototype has been tested extensively, demonstrating its ability to provide reliable, clean energy capable of recharging a cellphone up to three times on a single solution. The successful prototype has transitioned into "minimally viable product" (MVP). The eNERGY MVP highlights the device's effectiveness in offering a portable power solution for various scenarios where traditional electricity is unavailable.

Similarly, the SWPG case has also completed its initial prototype phase, showing robust performance and reliability. Modeled after a smaller, military-tested version, this larger SWPG case has been designed to deliver substantial power for several days with minimal resources. Rigorous testing in challenging environments has confirmed its durability and efficiency, underscoring its potential as a stationary power source for both emergency and everyday use. These advancements not only validate eNERGY's innovative approach but also position them strongly as they move forward in their crowdfunding campaign, with a clear path toward scaling production and bringing these groundbreaking products to market.

Summary:

WiGL Inc., the main shareholder of eNERGY inc., is rethinking how electrical power is created. Using emerging technologies, **eNERGY Inc. is creating a family of products from hand-held SWPG's used to recharge cellphones...to... modular suitcase sized SWPG's that enhance or replace solar panels... eNERGY Inc is changing the future.**

Investors

eNERGY Inc's parent company, WiGL Inc. has raised significant funding in the past.

Initial Capitalization and 2020 Regulation CF Offering

The parent company was initially a division of Glover 38th St Holdings, LLC ("G38"). From the Company' founding thru 2021, G38 advanced funds, paid 100% of expenses and/or provided loans to the Company in 2020 and Q1 of 2021.

During the year ending December 31, 2020, the G38 funded and initiated a Regulation CF offering. The purpose of this offering was to separate the Company from G38. **Over the course of two Regulation CF capital raises, the Regulation CF offerings sold 9,232,512 shares of common stock at $0.59 per share for gross proceeds of $4,837,428.** There were $773,721 in net fees related to the fundraise as well as 169,483 of shares issued to StartEngine for services performed valued at $99,995. Of the gross proceeds, $207,079 was placed in escrow and was distributed to the Company on February 18, 2022. During the year ending December 31, 2022, the Company continued with the Regulation CF raise and sold an additional 1,274 shares of common stock for gross proceeds of $675.

Parent Company's Regulation A Offering

During the year ending December 31, 2022, the Company opened up a Regulation A raise and sold an additional 1,283,378 shares of common stock for gross proceeds of $1,894,930. This included 1,199,323 shares that were issued at $1.58per share. There were an additional 84,055 Bonus Shares that were issued to certain investors as a part of that raise. There were $343,791 in net fees related to the fundraise. Of the gross proceeds, there was $106,147 placed in escrow to be distributed to the Company at the conclusion of the raise.

During the year ending December 31, 2023 the Company continued with the Regulation A raise and sold a total of 2,457,226 shares of common stock for gross proceeds of $3,623,814. There were an additional 70,402 shares, valued at $111,235, that were issued to the broker as a part of their fee for the raise. There were $665,882 in net fees related to the fundraise. Of the gross proceeds, there was an additional $203,427 placed in escrow to be distributed to the Company at the conclusion of the raise. The total escrow balance as of December 31, 2023 was $309,577.

In January of 2024, on the StartEngine portal, the Company issued an additional 277,147 shares, and 63,041 Bonus Shares via the continued Reg A raise, for gross proceeds of $423,618.

Terms

Up to $999,999.90 in Common Stock at $0.15 per share with a minimum target amount of $9,999.90.

Offering Minimum: $9,999.90 | 66,666 shares of Common Stock
Offering Maximum: $999,999.90 | 6,666,666 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.15 per Share
Minimum Investment Amount (per investor): $249.90

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $249.90. The Company must reach its Target Offering Amount of $9,9999.90 by April 1, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,999.90 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Time-Based Incentives (<u>Discount applied at time of investing</u>):

Prior Investors, Friends and Family Early Bird Bonus: Invest within the first 7 days after the campaign launches and receive a 15% discount on the share price.

Super Early Bird Bonus: Invest within the first two-weeks after the campaign launches and receive a 12.5% discount on the share price.

Early Bird Bonus: Invest within the first three-weeks after the campaign launches and receive a 10% discount on the share price.

Amount-Based Incentives (Bonus shares to be issued by the issuer <u>after the raise has completed</u>):

Invest $500+: Level I – eNERGY Bronze

Become part of the eNERGY Investors Club* + Exclusive eNERGY Hat* + 3% bonus shares*

Invest $1,000+: Level II – eNERGY Silver

Become part of the eNERGY Investors Club* + Receive an exclusive eNERGY Hat* + 5% bonus shares*

Invest $2,500+: Level III – eNERGY Gold

Become part of the eNERGY Investors Club* + Receive an exclusive eNERGY Shirt* + eNERGY Hat* + 10% bonus shares*

Invest $5,000+: Level IV – eNERGY Platinum

Become part of the eNERGY Investors Club* + Receive an exclusive eNERGY Shirt* + eNERGY Hat* + 15% bonus shares* + exclusive early access to eNERGY enabled products*

Invest $50,000+: Executive Level – eNERGY Angel

Become part of the eNERGY Investors Club* + Receive an exclusive eNERGY "Angels" Shirt* + eNERGY Hat* + 30% bonus shares* + exclusive early access to eNERGY enabled products*

*All perks occur when the offering is completed.

**Investors can only receive one (1) time-based incentive and one (1) amount-based incentive per investment.

***In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

****Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Overview   **Team**   About   Communication Channel   Updates

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David "Moses" Noah
CEO and CFO
Background

Graduated with B.S. in Molecular Genetics from The Ohio State University and Post Graduate Programs in Leadership and Strategic Studies from Air University, U. S. Air Force. F-16 combat fighter pilot for 27 years including multiple combat tours in The Baltics and Southwest Asia. Retired from USAF in 2013 to lead the highly classified and extremely successful SLATE Live, Virtual and Constructive Air Force Research and Demonstration Program as Program Director. Joined the private firm of Lean Industries, progressing from VP of Operations to President and CEO of Lean and leading Lean through a very successful corporate change of ownership (company sale), retiring in 2022. Dave also held executive positions at Lockheed Martin and BAE. Joined WiGL, Inc, as strategic advisor in 2019. Now CEO of WiGL eNERGY. David will steer the project development towards commercial applicability.



Marie Wise
Chief Innovation Officer and Partnering
Background

Mrs. Wise is the lead business development officer of WiGL, Inc. She is the principal author of the WiGL strategic plan and has a track record of identifying new development opportunities and implementing innovative growth-related initiatives during her 20+ years in business development in the semiconductor industry.



Al Anderson
CTO
Background

Mr. Alfred Anderson, Co-Inventor of WiGL eNERGY. Mr. Anderson is an American inventor. He spent 40+ years as a mechanical engineer in the oil, gas and refinery industries. Mr. Anderson holds over 15 patents in energy and consumer products. As lead mechanical engineer for WiGL eNERGY, he leads all SWG design and development.



Dr. Ahmad Glover
Founding Advisor
Background

Dr. Glover is CEO and founder of WiGL, Inc., and inventor of WiGL technology. He has successfully directed and managed large-scale energy transfer programs for the DoD for 30+ years and served as a strategic technical advisor for the Federal Aviation Administration, several municipal governments, and private industry. Dr. Glover served 23 years in the U.S. Air Force, where he led high-tech acquisitions programs overseeing space and special operations programs.

Company Name

eNERGY

Location

1919 Commerce Dr
Ste 120
Hampton, Virginia 23666

Number of Employees

4

Company Website

Incorporation Type

C-Corp

State of Incorporation

DE

Date Founded

January 17, 2024